May 12, 2011

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       T. Rowe Price International Funds, Inc. (“Registrant”)

File Nos.: 002-65539/811-2958

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of April 7, 2011, regarding the post-effective amendment filed pursuant to Rule 485(a) on March 11, 2011 to add the new T. Rowe Price Emerging Markets Local Currency Bond Fund (the “Fund”) and its Advisor Class of shares to the above referenced Registrant.  Your comments and our responses are set forth below.

Comment:

Confirm that there should not be any acquired fund fees and expenses included in the fee table.

Response:

The Fund does not expect to invest in any shares of other investment companies so there is no need to include acquired fund fees and expenses in the fee table.

Comment:

Describe how the Fund’s 80% investment policy is calculated with respect to derivatives use.

Response:

For purposes of the Fund’s 80% investment policy, the Fund will invest directly in bonds that are denominated in emerging markets currencies and in derivative instruments that provide economic exposure similar to investments in bonds denominated in emerging market currencies.  For purposes of determining compliance with the 80% test, the market value of a derivative instrument that provides exposure to emerging market bonds will be included toward the Fund’s 80% investment requirement so long as the underlying currency of the instrument is an emerging market currency and the Fund maintains a long position to such bonds through the derivative instrument.

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Comment:

In the description of credit risk within the “Principal Risks” section, you should specifically note that junk bonds are considered speculative.

Response:

We intend to revise the description of credit risk as follows:

Credit risk  This is the risk that an issuer of a debt security or counterparty to an over-the-counter derivative could suffer an adverse change in financial condition that results in a payment default, security downgrade, or inability to meet a financial obligation.  The risk of default is much greater for emerging market bonds and securities rated as below investment-grade (“junk bonds”). The fund is exposed to greater credit risk than other bond funds because companies and governments in emerging markets are usually not as strong financially and are more susceptible to economic downturns.  Junk bonds carry a higher risk of default than higher rated investments and should be considered speculative.

Comment:

The description of derivatives risk within the “Principal Risks” section is too generic and should be more closely tailored to the Fund’s intended use of derivatives.

Response:

We intend to revise the description of credit risk as follows:

Derivatives risk  To the extent the fund uses forward foreign exchange contracts, swaps, options or futures, it is exposed to additional volatility in comparison to investing directly in bonds and other debt securities.  Derivatives can be illiquid and difficult to value, may involve leverage so that small changes produce disproportionate losses for the fund, and instruments not traded on an exchange are subject to the risk that a counterparty to the transaction will fail to meet its obligations under the derivatives contract.   The fund’s use of derivatives involves the risk that anticipated changes in currency values, currency exchange rates, or interest rate movements will not be accurately predicted, which could significantly harm the fund’s performance. Taking a short position in a particular currency could cause the fund to lose money if the currency appreciates in value.

Comment:

Under the “Tax Information” disclosure in response to Item 7 of Form N-1A, a statement that distributions may be taxable upon withdrawal should be added.

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Response:

To address this comment and to more clearly distinguish between distributions declared by the fund and distributions initiated by shareholders, we intend to modify the disclosure as follows:

Any dividends or capital gains are declared and paid annually, usually in December.  Distributions by the fund, whether or not you reinvest these amounts in additional shares, may be taxed as ordinary income or capital gains unless you invest through an individual retirement account, 401(k) plan, or other tax-deferred account.  A redemption or exchange of fund shares may be taxable unless the fund shares are held in a tax-deferred account.

Comment:

Section 3 of the prospectus indicates that the Fund may write options on currencies.  Explain whether these options will be covered.

Response:

The Fund will only write put and call options on a covered basis.  The Fund will generally write only covered call options, although the Fund may sell an option where it does not maintain an underlying spot position in, or hold any securities denominated in, the currency subject to the option.  In such event, the Fund would earmark on the Fund’s books and records for the term of the option assets consisting of cash reserves, liquid, high-grade debt securities, or other suitable cover having a value equal to the marked-to-market value of the Fund’s obligation under the currency option.

Comment:

The Statement of Additional Information sets forth a fundamental policy that the funds may not purchase or sell physical commodities, except that the funds may enter into futures contracts and options thereon.  Section 8(b)(1)(F) under the Investment Company Act of 1940 requires a registered investment company to provide in its registration statement the policy on the purchase and sale of commodities.  Explain why the SAI policy relates to physical commodities as opposed to any commodities.

Response:

This fundamental policy has been in place for the T. Rowe Price funds for a number of years and we believe the reference to physical commodities was intended to more clearly distinguish between an actual commodity that is delivered at the completion of a commodity contract as opposed to securities and other derivatives that provide exposure to commodities (e.g., a futures contract or structured note on a commodity index).  We view the meaning of physical commodities as consistent with the reference to commodities in the Investment Company Act of 1940.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

•        The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•        Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•        The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price International Funds, Inc.

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